ISSUER FREE WRITING PROSPECTUS

(RELATING TO THE PRELIMINARY PROSPECTUS

SUPPLEMENT DATED MAY 11, 2026 AND

THE PROSPECTUS DATED september 6, 2024)

FILED PURSUANT TO RULE 433

REGISTRATION NO. 333-281977

May 11, 2026

Aflac incorporated

$500,000,000 5.150% Senior Notes due 2036

final term sheet

Dated May 11, 2026

Issuer:	Aflac Incorporated
Securities:	5.150% Senior Notes due 2036
Expected Ratings (Moody’s / S&P)*:	A3 (stable) / A- (stable)
Security Type:	Senior Unsecured Fixed Rate Notes
Trade Date:	May 11, 2026
Settlement Date (T+3)**:	May 14, 2026
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Joint Book-Running Managers:	Goldman Sachs & Co. LLC; Mizuho Securities USA LLC; SMBC Nikko Securities America, Inc.; Wells Fargo Securities, LLC
Passive Book-Running Managers:	Citigroup Global Markets Inc.; Morgan Stanley & Co. LLC; MUFG Securities Americas Inc.; PNC Capital Markets LLC; TD Securities (USA) LLC
Co-Managers:	Academy Securities, Inc.; BNY Mellon Capital Markets, LLC; Cabrera Capital Markets LLC; CastleOak Securities, L.P.; Drexel Hamilton, LLC; J.P. Morgan Securities LLC; R. Seelaus & Co., LLC
Principal Amount:	$500,000,000
Underwriting Discount:	0.650%
Maturity Date:	May 14, 2036
Coupon:	5.150%
Benchmark Treasury:	4.125% due February 15, 2036
Spread to Benchmark Treasury:	+78 basis points
Benchmark Treasury Price / Yield:	97-25 / 4.406%
Re-offer Yield:	5.186%
Public Offering Price:	99.722% of principal amount
Proceeds, Before Expenses:	$495,360,000
Interest Payment Dates:	Semi-annually in arrears on May 14 and November 14, commencing on November 14, 2026
Record Dates:	May 1 and November 1 of each year

Optional Redemption:

Prior to February 14, 2036 (three months prior to their maturity date) (the “Par Call Date”), redeemable in whole or in part, at any time and from time to time, at a redemption price equal to the greater of:

(1)   (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points less (b) interest accrued to the date of redemption, and

(2)   100% of the principal amount of the notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the Par Call Date, redeemable in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

CUSIP/ISIN:	001055 CH3 / US001055CH35

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**We expect that delivery of the notes will be made to investors on or about May 14, 2026, which is the third business day following the date of this final term sheet (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes earlier than the business day before May 14, 2026 will be required, by virtue of the fact that the notes initially will settle T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement, and so should consult their own advisors.

The issuer has filed a registration statement (including a prospectus and related prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus supplement and prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by EDGAR at the SEC web site at www.sec.gov. Alternatively, you may obtain a copy of the prospectus by calling Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, Mizuho Securities USA LLC toll-free at 1-866-271-7403, SMBC Nikko Securities America, Inc. toll-free at 1-888-868-6856 or by email at prospectus@smbcnikko-si.com or Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or by email at wfscustomerservice@wellsfargo.com.

No PRIIPs KID - No EEA or UK PRIIPs key information document (KID) has been prepared as not available to retail in EEA or in the UK.

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